

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

<u>Via U.S. Mail</u>
Mr. Steven R. Henson
President
Rangeford Resources, Inc.
5215 N. O'Connor Boulevard, Ste. 1820
Irving, Texas 75039

   Re: **Rangeford Resources, Inc.**
      Item 4.01 Form 8-K
      Filed January 9, 2013
      File No. 000-54306

Dear Mr. Henson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brad Skinner

          Brad Skinner
          Senior Assistant Chief Accountant